

June 10, 2015

Spencer M. Rascoff
Chief Executive Officer
Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

> **Re: Zillow Inc.**
> **Form 10-K for Fiscal Year End December 31, 2014**
> **Filed February 17, 2015**
> **File No. 001-35237**
>
> **Zillow Group, Inc.**
> **Form 8-K**
> **Filed May 12, 2015**
> **File No. 001-36853**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 12, 2015**
> **File No. 001-36853**

Dear Mr. Rascoff:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Liquidity and Capital Resources

Contractual Obligations, page 61

1. Please tell us what consideration was given to including unrecognized tax benefits within your contractual obligations table or providing a discussion of the reasons they are

excluded in an accompanying note. Please refer to Item 303(a)(5) of Regulation S-K and Section C of SEC Release 33-9144.

Notes to Consolidated Financial Statements

Legal Proceedings, page 93

Note 12. Commitments and Contingencies

2. We note that you have multiple legal proceedings for which you have not recorded an accrual since you believe a material loss is not probable, a loss is not reasonably estimable, or both. Please revise to disclose if there is a reasonable possibility that a loss or an additional loss in excess of amounts accrued may be incurred. If so, please tell us what consideration you gave to disclosing an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 4. Similar concerns apply to your Form 10-Q for the Quarterly Period Ended March 31, 2015.

Form 8-K filed May 12, 2015

Pro Forma Financial Information, page 7

3. Please tell us whether the pro forma measures included in this filing are intended to be presented in accordance with Article 11 of Regulation S-X. If so, please tell us how you considered the requirements of Article 11-02(b) of Regulation S-X in your presentation. Specifically, tell us the factors considered when determining that a tabular presentation of historical results with clearly described adjustments was not necessary. If this measure is not intended to be presented in accordance with Article 11, please tell us how your disclosure meets all the requirements of Item 10(e)(i) of Regulation S-K and Regulation G.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to Condensed Consolidated Financial Statements

Note 6. Acquisition of Trulia, page 16

4. You disclose on page 18 that disclosure of the amounts of revenue and earnings of Trulia since the date of acquisition is impracticable because discrete financial information is not available. Please address the following:

    •   In light of this statement, please tell us how you were able to calculate pro forma income disclosures for your Form 8-K filed on May 12, 2015.

- Tell us further why a one segment presentation precluded you from obtaining discrete financial information to satisfy your disclosure requirement pursuant to ASC 805-10-50-2 given the materiality of the acquisition of Trulia to your financial statements.

Key Growth Drivers, page 33

5. In your correspondence dated August 23, 2012, you stated that in the event the number of unique users to domain names other than Zillow.com becomes meaningful, you will consider separately disclosing the number of unique users by domain name. In light of that statement, please tell us whether you considered reporting the number of unique users for Trulia separately from Zillow. If you do not believe separate disclosure of unique users by domain is meaningful subsequent to the acquisition of Trulia, please tell us why in your response.

6. In your earnings call on May 12, 2015, you stated that you intend on maintaining and investing in the Trulia brand in terms of product development and advertising in 2015 and beyond. In light of this, please tell us what consideration was given to separately disclosing the number of agent advertisers for each material domain name. Similarly, please tell us what consideration was given to separately disclosing the average monthly revenue per advertiser disclosed on page 38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                  Sincerely,

                                  /s/ Craig D. Wilson

                                  Craig D. Wilson
                                  Senior Assistant Chief Accountant